Exhibit 107

Calculation of Filing Fee Tables

Form S-1

N2OFF, Inc.

Table 1: Newly Registered Securities

Security Type	Security Class Title(1)	Fee Calculation or Carry Forward Rule	Amount Registered(1)	Proposed Maximum Offering Price Per Unit(2)	Maximum Aggregate Offering Price ($)		Fee Rate ($)	Amount of Registration Fee ($)
Equity	Common Stock, par value US$0.0001 per share	457(c)	69,119,898	0.24	16,588,775.52	(3)	0.0001531	2,539.74
Equity	Common Stock, par value US$0.0001 per share	457(c)	675,675	0.24	162,162	(3)	0.0001531	24.82
Equity	Common Stock issuable upon exercise of the Pre-Funded Warrants	457(g)	574,325	$0.24	137,838	(3)	0.0001531	21.10
Total Offering Amounts					16,888,775.52		0.0001531	2,585.66
Total Fee Offsets(x)								-
Net Fee Due								2,585.66

(1) Pursuant to Rule 416 under the Securities Act of 1933, as amended (or the Securities Act), an indeterminate number of additional securities are registered hereunder that may be issued to prevent dilution in connection with a stock split, stock dividend, recapitalization, or similar event or adjustment. In addition, an indeterminate number of ordinary shares are registered hereunder that may be issued upon conversion of or exchange for any other securities.

(2) Represents 69,119,898 shares of Common Stock and Commitment Shares based on the average of the high and low price of our shares on The Nasdaq Capital Market on July 30, 2025 of $0.24 per share, and Additional Commitment shares of Common Stock based on the price at which the Pre-Funded Warrants may be exercised.

(3)	The Registrant will not receive any proceeds from the sale of its shares of Common Stock by the Selling Stockholder.

(x)	The Registrant does not have any fee offsets.

Table 2: Fee Offset Claims and Sources

N/A

Table 3: Combined Prospectuses

N/A